Exhibit 99.21

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 135 008 980 €

542 051 180 R.C.S. Nanterre

total.com

Momar Nguer appointed President, Marketing & Services

and member of the Executive Committee of Total

Paris, March 18, 2016 - Total plans the succession of Philippe Boisseau, member of the Executive Committee, President Marketing & Services and President New Energies, who is leaving the Group.

Effective April 15, 2016:

•	Momar Nguer, currently Senior Vice President, Africa & Middle East, Marketing & Services is appointed President Marketing & Services and member of the Executive Committee of Total.

•	Philippe Sauquet, President Refining & Chemicals and member of the Executive Committee of Total, is also appointed interim President New Energies.

“During his outstanding career at Total, Philippe Boisseau contributed significantly to the company’s growth,” commented Patrick Pouyanné, Chairman and Chief Executive Officer of Total. “He was fully invested in all tasks assigned to him, especially as head of Marketing & Services, redefining its ambitions and delivering sterling performance. Philippe will also be remembered as the man who steered Total into solar energy. I wish him equal success in this new phase of his career.”

Patrick Pouyanné also congratulated Momar Nguer, expressing his every confidence and wishing him success in his new position and responsibilities.

Momar Nguer began his career in 1982 in Hewlett Packard France’s Finance Department. He joined Total in 1984, serving in various Downstream positions. He was named Vice President, Marketing at Total Sénégal in 1985 and appointed Vice President, Retail Network & Consumers of Total in Africa in 1991.

In 1995, Momar Nguer became Chief Executive Officer of the marketing affiliate Total Cameroun and was subsequently named Chief Executive Officer of the marketing affiliate Total Kenya in 1997.

In 2000, he was appointed Executive Vice President, Total East Africa & Indian Ocean in Total’s Refining & Marketing business.

From 2007 to 2011, he was Vice President, Aviation Fuel at Total Refining & Marketing.

Momar Nguer has been Senior Vice President, Africa and The Middle East at Total Marketing & Services since December 2011. He was appointed to the Group Performance Management Committee in January 2012, and Chairman of the Group Diversity Council on August 1, 2015.

Momar Nguer, 59, is a graduate of France’s ESSEC business school.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 96,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com